

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Mr. Bradley P. Martin
Vice President, Strategic Investments
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

> **Re: Fairfax Financial Holdings Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012 and Amended on March 20, 2012**
> **File No. 001-31556**

Dear Mr. Martin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
8. Insurance Contract Liabilities, page 57

1. Your disclosure appears to indicate that the fair values and carrying values for your insurance and reinsurance contracts are calculated in a consistent manner, except for the discounting of projected cash flows and the incorporation of a margin for risk and uncertainty in your determination of fair value. The differences between these calculations, however, appear to be relatively small in relation to the potentially significant impact of discounting. Please quantify for us the separate impact of discounting and margin for risk and uncertainty and explain the factors that have caused these amounts to change for each period presented. Also, if a margin for risk and uncertainty is not included in your

determination of carrying value, please explain your basis for omitting it. If this margin is reflected in the carrying value, please provide us proposed disclosure to be included in future filings that quantifies this amount and explains the factors you considered in changing this assumption for each period presented. Refer to paragraphs 37C and 37D of IFRS 4.

20. Contingencies and Commitments, page 74

2. You do not appear to have provided all of the disclosure described in paragraphs 84-92 of IAS 37, such as a quantification of your litigation loss provisions and an estimate of the reasonably likely financial impact of related contingent liabilities. Please provide us proposed disclosure to be included in future filings or explain to us your basis for omitting this information.

24. Financial Risk Management, page 83

3. Your reported catastrophe losses of $1 billion in 2011 appears to significantly exceed your limit on company-wide catastrophe loss exposure, which is one year's normalized earnings before income taxes. Please provide us proposed disclosure to be included in future filings that describes and quantifies how your risk mitigation programs were designed to limit catastrophe loss exposures. Also, quantify this catastrophe loss limit. Refer to paragraphs 39 of IFRS 4 and 34 of IFRS 7.

4. You do not appear to have provided all of the disclosure described in paragraphs 38-39 of IFRS 4, such as how you assess the probability of occurrence and magnitude of potential catastrophic events in identifying insurance concentrations subject to catastrophe risk and in turn how you establish underwriting guidelines and reinsurance protection. Please provide us proposed disclosure to be included in future filings that describes these risk mitigation procedures or explain to us your basis for omitting this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant